K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

June 27, 2018

VIA EDGAR

Mr. John Ganley
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	American Beacon Sound Point Enhanced Income Fund
Registration Statement on Form N-2 (File No. 333-222968; 811-23326)

Dear Mr. Ganley:

The following are responses by and on behalf of the American Beacon Sound Point Enhanced Income Fund (“Registrant”) to the comments received regarding Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (“Registration Statement”) for the American Beacon Sound Point Enhanced Income Fund (“Fund”), a series of the Registrant, that was filed with the Securities and Exchange Commission (“SEC”) on May 4, 2018. Your comments and the Registrant’s responses are set forth below. The Registrant believes that the responses below fully address all of the comments of the SEC staff (“Staff”). Defined terms used but not defined herein have the respective meanings assigned to them in the Registration Statement.

General Comments

1.
Please disclose in the Statement of Additional Information (“SAI”) that, where a loan participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, the Fund will treat both the interposed financial institution and the borrower as “issuers” for purposes of the Fund’s fundamental investment restriction on industry concentration (Section 8(b)(1)(E) of the Investment Company Act of 1940).

The Registrant does not currently intend to invest directly in loan participations and has deleted from the Registration Statement references to loan participations. Therefore, the Registrant has not added to the SAI any additional disclosure regarding the treatment of lending intermediaries and borrowers as “issuers” for purposes of the Fund’s fundamental investment restriction on industry concentration.

2.	Please state supplementally or reference disclosure in the Registration Statement addressing how derivatives will be valued in the Fund’s calculation of managed assets.

Securities and Exchange Commission
June 25, 2018

The Registrant discloses in footnote 2 to the fee table in the section of the Prospectus titled “Summary of Fund Expenses” and in the section of the Prospectus titled “Management of the Fund—Investment Management and Sub-Advisory Fees,” that “for purposes of calculating ‘managed assets,’ the Fund’s derivative instruments will be valued based on their market value.” This disclosure is also included in the section of the SAI titled “Investment Management, Administrative and Other Services—The Manager.”

3.
Please state supplementally or reference disclosure in the Registration Statement addressing how the Fund will satisfy its asset coverage requirements under Section 18 of the Investment Company Act of 1940 with respect to the Fund’s investments in derivatives.

The Registrant notes that the Prospectus includes a section titled “Investment Objectives, Strategies and Risks—Leverage—Cover and Asset Segregation,” which discusses how the Fund will cover its obligations or segregate liquid assets in accordance with applicable SEC guidance.

Financial Statements

4.	Please adjust the alignment of the figures in the Financial Statements so that the first digit of each figure aligns with the first digit of the figures above and below.

The Registrant has made the requested change.

* * * *

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015 or Jennifer R. Gonzalez at (202) 778-9286.

Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber

cc:	Rosemary Behan
Diana Lai
Teresa Oxford
American Beacon Advisors, Inc.

Jennifer R. Gonzalez
K&L Gates LLP